SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Jeffrey C. Cohen, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on July 29, 2014.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Monale Ratsoma
Monale Ratsoma Attorney-in-fact for Nhlanhla Musa Nene Minister of Finance Republic of South Africa

EXPLANATORY NOTE

This amendment to the Annual Report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2013 consists of the following exhibits relating to the global bond offering of $1,000,000,000 aggregate principal amount of the Republic’s 5.375% Notes due 2044 and €500,000,000 aggregate principal amount of the Republic’s 3.750% Notes due 2026 (the “Notes”):

Exhibit 1.1	Conformed copy of the Pricing Agreement, dated July 17, 2014, among the Republic of South Africa, Barclays Bank PLC, Citigroup Global Markets Inc. and Rand Merchant Bank, a division of FirstRand Bank Limited, as representatives for the several underwriters listed in Schedule II thereto

Exhibit 4.1	Form of 5.375% Note due 2044

Exhibit 4.2	Form of 3.750% Note due 2026

Exhibit 5.1	Opinion of Enver Daniels, the Chief State Law Adviser of the Republic of South Africa

Exhibit 5.2	Opinion and consent of Linklaters LLP

Exhibit 8.1	Opinion and consent of Linklaters LLP as to certain U.S. federal income taxation matters

Exhibit 24.1	Power of Attorney, dated July 11, 2014

Exhibit 99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description

1.1	Conformed copy of the Pricing Agreement, dated July 17, 2014, among the Republic of South Africa, Barclays Bank PLC, Citigroup Global Markets Inc. and Rand Merchant Bank, a division of FirstRand Bank Limited, as representatives for the several underwriters listed in Schedule II thereto

4.1	Form of 5.375% Note due 2044

4.2	Form of 3.750% Note due 2026

5.1	Opinion of Enver Daniels, the Chief State Law Adviser of the Republic of South Africa

5.2	Opinion and consent of Linklaters LLP

8.1	Opinion and consent of Linklaters LLP as to certain U.S. federal income taxation matters

24.1	Power of Attorney, dated July 11, 2014

99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes